Exhibit 12.1
MITCHAM INDUSTRIES, INC.
Ratio of Earnings to Fixed Charges

	Years Ended January 31,
	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$6,794	$639	$12,155	$16,927	$7,457
Fixed charges (as outlined below)	756	629	281	208	151

Total earnings, as defined.	$7,550	$1,268	$12,436	$17,135	$7,608

Fixed Charges
Interest	$756	$629	$281	$208	$151

Ratio of earnings to fixed charges	9.99	2.02	44.26	82.38	50.38